Filed pursuant to Rule 424(b)(4)
under the Securities Act of 1933
in connection with Registration
Statement No. 333-204803

PROSPECTUS SUPPLEMENT NO. 4
(TO PROSPECTUS DATED September 30, 2015)

MABVAX THERAPEUTICS HOLDINGS, INC.

2,500,000 Shares of Common Stock
Warrants to Purchase 1,250,000 Shares of Common Stock

This Prospectus Supplement No. 4 supplements and amends the prospectus dated September 30, 2015 relating to the sale of 2,500,000 shares of our common stock and warrants to purchase up to an aggregate of 1,250,000 shares of common stock.

This prospectus supplement should be read in conjunction with the prospectus dated September 30, 2015, which is to be delivered with this prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to it.

 On January 19, 2016, we filed a current report on Form 8-K with the Securities and Exchange Commission, which, without exhibits, is attached hereto.

Our business and an investment in our securities involve a high degree of risk. See “Risk Factors” beginning on page 6 of this prospectus for a discussion of information that you should consider before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 27, 2016.

INDEX TO FILINGS

Annex

Current Report on Form 8-K filed with the Securities and Exchange Commission on January 19, 2016	A

Annex A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 15, 2016

MABVAX THERAPEUTICS HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-31265	93-0987903
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

11588 Sorrento Valley Rd., Suite 20
San Diego, CA 92121
(Address of principal executive offices and zip code)

Registrant’s telephone number, including area code: (858) 259-9405

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01                      Entry into a Material Definitive Agreement.

        On January 15, 2016, MabVax Therapeutics Holdings, Inc., a Delaware corporation (the “Company”), MabVax Therapeutics, Inc., a Delaware corporation and a wholly owned subsidiary of the Company, and Oxford Finance LLC, as collateral agent and lender (the “Lender” or “Collateral Agent”) entered into a Loan and Security Agreement (the “Loan Agreement”) providing for senior secured term loans to the Company in an aggregate principal amount of up to $10,000,000, subject to the terms and conditions set forth in the Loan Agreement.  On January 15, 2016, the Company received an initial loan of $5,000,000 (“Term A Loan”) under the Loan Agreement, before fees and issuance costs of approximately $381,000.

        Under the Loan Agreement, if the Company achieves (a) positive interim data on the Phase 1a HuMab-5B1 antibody trial in pancreatic cancer and (b) uplisting of its common stock onto the NASDAQ Stock Market or New York Stock Exchange (the “Term B Event”) then until the earliest to occur of 60 days from the Term B Event or September 30, 2016, and provided there has been no event of default, the Company may request a second tranche in the amount of $5,000,000 under the Loan Agreement (“Term B Loan” and together with Term Loan A the “Term Loans”).

        Interest on the Term Loans accrues at a rate equal to the greater of (i) 11.50% and (ii) the sum of (a) the thirty (30) day U.S. LIBOR rate reported in the Wall Street Journal on the last Business Day of the month that immediately precedes the month in which the interest will accrue, plus (b) 11.29%. Interest is payable monthly in arrears. The Term Loans mature on February 1, 2020.  Upon the occurrence of an Event of Default the interest rate under the Term Loans shall be equal to 5% plus the Interest Rate then in effect.

        The Term Loans are secured by a security interest in all of the assets of the Company and its current and future subsidiaries, excluding intellectual property but including proceeds of intellectual property.

        The Company may prepay all but not less than all of the Term loans advanced under the Loan Agreement, provided that the Company provides written notice to the Collateral Agent at least 30 days prior to such prepayment, and pays the lender an amount equal to the outstanding principal of the Term Loans, plus accrued and unpaid interest through the prepayment date, the Final Payment  and the prepayment fee equal to (i) 3% of the outstanding balance, if the loan is prepaid within 18 months of the funding date, (ii) 2% of the outstanding balance, if the loan is prepaid 18 months after through and including the second anniversary of the funding date  and (iii) 1% of the outstanding balance if the loan is prepaid after the second anniversary of the funding date and prior to the maturity date of the loan (the “Prepayment Fee”) and all other obligations that are due and payable under the Loan Agreement including any applicable expenses of the lender.  The Final Payment is an amount equal to the original principal of the Term Loan multiplied by 3%.

        The Loan Agreement contains customary representations and covenants that, subject to exceptions, restrict the Company’s ability to: pay dividends (other than dividends payable solely in capital stock) or redeem or repurchase any capital stock, make investments, incur additional liens, engage in mergers, acquisitions, and transact with affiliates, undergo a change in control, add or change business locations and engage in businesses that are not related to existing businesses.

        The Company also issued the Lender five-year warrants to purchase an aggregate of 1,666,668 shares of the Company’s common stock at $0.75 per share.

        In connection with the execution of the Loan Agreement, the Company entered into an amendment (the "Amendment") of Sections 8(a) and 8(b) of certain Exchange Agreements with the Company dated March 25, 2015 held by a certain holder (the "Holder") of the Company’s Series D Preferred Stock.  The Amendment requires the Company to obtain consent of the Holder for certain future equity or debt issuances, and modifies the termination date for this requirement to be the earlier to occur of: (a) April 1, 2017; (b) the date on which the Company has raised $10 million in equity financing; (c) the date on which the Company has closed one or more licensing agreements with corporate partners pursuant to which the Company is entitled to receive in total a minimum of $10,000,000 in initial licensing or equity investments under such agreements; and (d) the date on which shares of the Company's common stock are listed on a national securities exchange. The Company issued 100,000 shares of common stock to the Holder in connection with the Amendment.

        The foregoing description of the material terms of the Loan Agreement is subject to, and qualified in its entirety by reference to, the Loan Agreement that is filed as Exhibit 10.1 to this Current Report on Form 8-K.

Item 2.03.	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

        The information set forth under Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 3.02.	Unregistered Sales of Equity Securities.

        The information set forth under Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

        The offer and sale of securities described under Item 1.01 have not been registered under the Securities Act of 1933, as amended (the “Securities Act”). The Warrants and shares of common stock were offered and sold to accredited investors in reliance upon the exemptions from registration under Section 4(a)(2) of the Securities Act.

Item 8.01.	Other Events.

        On January 19, 2016, the Company issued a press release announcing the entry into the loan agreement described in Item 1.01 in this Current Report on Form 8-K. A copy of this press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

4.1	Form of Secured Promissory Note
4.2	Form of Warrant
10.1	Loan and Security Agreement, dated as of January 15, 2016, by and among Oxford Finance LLC, MabVax Therapeutics Holdings, Inc. and MabVax Therapeutics, Inc.
99.1	Press Release, dated January 19, 2016, issued by the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MABVAX THERAPEUTICS HOLDINGS, INC.

Dated: January 19, 2016	/s/ J. David Hansen
J. David Hansen
President and Chief Executive Officer